Articles of Amendment

Business Corporations Act
Section 29 or 177

1. Name of Corporation	2. Corporate Access Number
THE NEEDLE CAPITAL CORP.	2019734728

3. The Articles of the above named corporation are amended as follows:

Pursuant to Section 173(1)(a) of the *Business Corporations Act* (Alberta), the Articles of the Corporation are hereby amended by changing the name of the Corporation from The Needle Capital Corp. to **THE FLOWR CORPORATION.**

Pursuant Pursuant to Section 173(1)(f) of the *Business Corporations Act* (Alberta), the currently issued and outstanding Common shares of the Corporation shall be consolidated on the basis of one (1) post-consolidation Common share for each 13 (thirteen) pre-consolidation Common shares, as described on the Schedule: Consolidation, Split, Exchange attached hereto.

FILED electronically
SEP 2 0 2018
Borden Ladner Gervais LLP
(Corporate Records Dept.)

[signature]	Daniel Lanskey	
Authorized Signature	Name of Person Authorizing (please print)	Date
N/A		
Identification	Title (please print)	

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 2G7, (780) 427-7013.

REG 3084 (2003/08)

SCHEDULE: CONSOLIDATION, SPLIT, EXCHANGE

Pursuant to Section 173(1)(f) of the *Business Corporations Act*, (Alberta), the currently issued and outstanding Common shares of the Corporation shall be consolidated on the basis of one (1) post-consolidation Common share for each 13 (thirteen) pre-consolidation Common shares.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2018/09/20

Service Request Number:	29683199
Corporate Access Number:	2019734728
Legal Entity Name:	THE NEEDLE CAPITAL CORP.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	THE FLOWR CORPORATION
New French Equivalent Name:	
Nuans Number:	120555198
Nuans Date:	2018/09/19
French Nuans Number:	
French Nuans Date:	
Share Structure:	SHARE STRUCTURE SCHEDULE ATTACHED
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number Of Directors:	3
Max Number Of Directors:	15
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	OTHER PROVISIONS SCHEDULE ATTACHED
BCA Section/Subsection:	173(1) (A), (F)
Professional Endorsement Provided:	
Future Dating Required:	

Annual Return

File Year	Date Filed
2018	2018/06/19
2017	2017/07/19

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2016/06/01
Other Rules or Provisions	ELECTRONIC	2016/06/01
Other Rules or Provisions	ELECTRONIC	2016/09/26
Consolidation, Split, Exchange	ELECTRONIC	2018/09/20

Registration Authorized By: JASON WANG
SOLICITOR

CORPORATE ACCESS NUMBER: 2019734728

Government
of Alberta ■

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

THE FLOWR CORPORATION
AMENDED ITS ARTICLES ON 2018/09/20.